June 5, 2025

Via Edgar Transmission

Ms. Sisi Cheng / Mr. Andrew Blume

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	K-Tech Solutions Company Limited Registration Statement on Form F-1 Filed on May 19, 2025 File No. 333-287391

Dear Ms. Cheng / Mr. Blume:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 28, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed May 19, 2025

General

1.	We note your disclosure on the cover page that the underwriters have a 30 day over-allotment option, however, we note on page 12 that they have a 45 day over-allotment option. Please revise.

Response: We noted the Staff’s comment and, in response hereto, we have revised the disclosure on page 12.

2.	Please revise Exhibit 5.1 to cover the over-allotment option, representative warrants, and if applicable, the shares underlying the representative warrants.

Response: We noted the Staff’s comment and, in response hereto, we have revised exhibit 5.1.

Capitalization, page 51

3.	Please revise your capitalization and dilution discussions and tables to reflect the latest balance sheet date presented in the filing.

Response: We noted the Staff’s comment and, in response hereto, we have revised the disclosure on page 51.

Management

Compensation of Directors and Executive Officers, page 85

4.	Please update your compensation disclosure to reflect the fiscal year ended March 31, 2025. Refer to Item 6.B of Form 20-F.

Response: We noted the Staff’s comment and, in response hereto, we have revised the disclosure on page 85.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com